Exhibit 99.2

PRESS RELEASE

For immediate release

Qatari Diar, BARWA and GDF SUEZ Group

signed the Shareholders Agreement

to Establish a Multi-Utility Company in Qatar

¡	Qatari & French JV to serve new cities development in Qatar and the Region
¡	The new JV to offer unique “palette” of services both in the environmental field as well as energy field
¡	The new JV to offer an integrated utilities one-stop shop approach, offering the best technology

Doha, Qatar – 15 October 2008:

Qatari Diar, BARWA, GDF SUEZ Energy Services and SUEZ ENVIRONNEMENT signed today the Share Holders Agreement in order to establish a Multi – Utility Company in Qatar. Mr. Ghanem bin Saad Al Saad, CEO of QATARI DIAR and Chairman & Managing Director of BARWA, and Mr. Youssef Ahmad Al-Hammadi, Chairman designate of the new Joint Venture Multi-Utility Company, signed the Share Holders (JV) agreement to establish a shareholding limited liability company with 51% Qatari stake and 49% French stake.

The new JV will focus on multi-utility facilities and services in the fields of water treatment and distribution, wastewater collection and treatment, power transmission and distribution, various energy services such as district cooling and gas, solid waste collection and treatment, desalination and Integrated Communication Technologies. It will have the values of an integrated utilities one-stop shop approach, offering the best technology in a timely and cost effective manner, focusing on long term sustainability and environmental awareness.

The Multi-Utility Company will identify, assess and bid for multi-utilities projects and opportunities in Qatar while benefiting from the combined strengths of both partners. Especially, the JV will be able to propose a unique “palette” of services both in the environmental field such as water reuse as well as in the energy service field that will bring unique added value to its customers. It is to become a reference company in the Middle East providing high quality, reliable, multi-utility services, to its customers in Qatar, and potentially in the Region.

Services offered by the new JV would include master planning of projects’ facilities and services, review of existing design and conducting any possible improvement, design of facilities, financing and building facilities, operation and maintenance of such facilities, provision of other services; including customer services and management of the capital program.

Potential customers of the Multi-Utility Company would be QATARI DIAR and BARWA projects inside and outside the state of Qatar in addition to other projects taking place within the region.

Commenting at the signing ceremony, Mr. Ghanem bin Saad Al Saad said: “Qatar and the Region have undergone major growth both economically and in urbanization all of which resulted in major development projects. These projects, being districts or even complete cities as well as their future inhabitants, will benefit from multi-utility facilities and services offered by such a company”.

“QATARI DIAR and BARWA’s strategic objective is to strengthen the economical and social growth of our communities through developing and implementing world class projects in the field of public utility services,” added Mr. Al Saad.

Mr. Youssef Ahmad Al-Hammadi commented saying: “QATARI DIAR, BARWA and GDF SUEZ Group are proud of this new joint venture that will strengthen the support of the companies’ projects and presence in Qatar and the region. GDF SUEZ will propose new package offers for the cities of the future meant to be set up in Qatar and the whole Region. QATARI DIAR and BAWRA have great track records in the development of this kind of projects and are well aware of the local needs, whereas GDF SUEZ will provide its know-how in multi-utility facilities and services. This joint venture will be fully sustainable development oriented and aim to contribute to the development of cities of the future, which will be considered as leading cities”.

- Ends -

For further information, kindly contact:

Bassel Hanbali – Chief Communications Officer – BARWA

Mobile: +9746542099

Email: bassel.hanbali@barwa.com.qa

Notes to the Editor

About Qatari Diar:

Qatari Diar is the organization entrusted with realizing our country’s vision for a beautiful built environment, new sustainable communities and developments which catch the imagination of a world audience.

We are a major player in Qatar’s emergence as a vibrant investment, commercial, cultural and social community. We are the region’s most influential and innovative real estate investment company – a master developer and planner whose mission is to promote a better quality of life by creating distinguished legacy developments, planned, built and managed to internationally recognized standards.

Qatari Diar is fully owned by the Qatar Investment Authority and was founded to support Qatar’s rapidly expanding economy and to provide structure and quality control for the country’s real estate development priorities.

Capitalized at US$1 billion, we have the investment resources to be truly innovative and forward-thinking. The company is founded on the world’s best-practice project management disciplines, enabling us to impact on the built environment to enrich and enhance the quality of life of the communities we serve. Although only launched in March 2005, the company currently has 18 projects underway.

Qatari Diar is building signature projects and facilitating vibrant, new communities on an unprecedented scale. These range from our involvement with affordable housing schemes with joint-venture partner, BARWA, to the new Doha Convention Centre and Tower, a new landmark on the Doha skyline, the Ras Al-Hadd eco-tourism resort in Oman and the giant Lusail project in Qatar.

www.qataridiar.com

About BARWA:

BARWA is one of the premier organizations in the State of Qatar. As the name “BARWA” or “Contractual Commitment” suggests, we are inspired by our vision of a glowing future for Qatar.

With business interest in real estate & project development, property & facility management, construction material production, environmental activities & health, banking & finance, hotels & resorts, technology & utility, knowledge & communications and agriculture; BARWA is driven by the conviction that people deserve a comfortable living and working environment.

With extensive operations in Qatar and around the world, we believe that every BARWA project is the seed for an incredible journey, where our greatest achievement is realizing the dreams of our stakeholders.

www.barwa.com.qa

About GDF SUEZ

GDF SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. GDF SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 196,500 people worldwide and achieved revenues of €74.3 billion in 2007.

www.gdfsuez.com